SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

                               (Amendment No. 1)1

                               eMagin Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29076N 10 7
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                                 (CUSIP Number)
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                            Anthony M. Roncalli, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 5, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29076N 10 7                 13D
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--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stillwater LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      |_| (a)
                                                                |X| (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                     |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
                            13,725,841 (1)
      SHARES
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            13,725,841
                    ------- --------------------------------- ------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            1,340,526 (2)
------------------- ------- --------------------------------- ------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,066,367
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                 | |

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.2%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------


1 Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, June 26, 2002, April 25, 2003 and March 3, 2004.

2 The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

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CUSIP No. 29076N 10 7                 13D
---------------------


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ginola Limited
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      |_| (a)
                                                                |X| (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                    |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Isle of Man
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                4,629,209 (3)
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               0
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            4,629,209
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            1,855,865 (4)
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,485,074
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                    | |
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


3 Consists of aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, April 25, 2003 and March 3, 2004.

4 Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

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CUSIP No. 29076N 10 7                 13D
---------------------

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Stillwater LLC, a Delaware limited liability company ("Stillwater") and Ginola Limited, a company organized in Isle of Man ("Ginola" and, together with Stillwater, the "Reporting Persons"), to amend the Schedule 13D (the "Schedule 13D") filed by the Reporting Persons on May 5, 2003, with respect to beneficial ownership of common stock, $0.001 par value per share (the "Common Stock"), of eMagin Corporation ("eMagin" or "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 2070 Route 52, Hopewell Junction, New York 12533.

         In accordance with Exchange Act Rule 13d-2, this Amendment No. 1 amends and supplements only information that has materially changed since the May 5, 2003 filing of the Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                                                Common Stock                      Percent
                                                Beneficially Owned                of Class
                                                ------------------                ---------
(a)    Stillwater (1)                             15,066,367                        21.2%
       Ginola (3)                                  6,485,074                         9.7%


                                                Common Stock                      Percent
(b)    Stillwater                               Beneficially Owned                of Class
       ----------                               ------------------                --------
       Sole Voting Power (1)                      13,725,841                        19.4%
       Shared Voting Power                            - 0 -                            0%
       Sole Dispositive Power (1)                 13,725,841                        19.4%
       Shared Dispositive Power (2)                1,340,526                         2.1%

                                                Common Stock                      Percent
       Ginola                                   Beneficially Owned                of Class
       ------                                   ------------------                --------
       Sole Voting Power (3)                       4,629,209                         7.0%
       Shared Voting Power                            - 0 -                            0%
       Sole Dispositive Power (3)                  4,629,209                         7.0%
       Shared Dispositive Power (4)                1,855,865                         2.9%

--------------------------------


1 Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, June 26, 2002, April 25, 2003 and March 3, 2004.

2 The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

3 Consists of aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated November 27, 2001, as amended, January 14, 2002, as amended, April 25, 2003 and March 3, 2004.

4 Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

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CUSIP No. 29076N 10 7                 13D
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(c)  Since the filing of the Schedule 13D on May 5, 2003, each Reporting Person
     (i) exercised on January 13, 2004 the option granted by the Travelers Insurance Company and (ii) converted its Secured Convertible Notes into Issuer's Common Stock on March 3, 2004. In addition, Stillwater sold 400,000 shares of Issuer's Common Stock for $2.21 per share, in a private transaction on February 4, 2004. Furthermore, both Stillwater and Ginola were issued 1,035,520 and 416,308 Warrants with an exercise price of $2.76, respectively, by the Issuer in consideration of the Reporting Persons agreeing to enter into a Master Amendment Agreement between the Reporting Persons, the Issuer and certain other secured investors dated February 17, 2004, as amended on March 1, 2004 and approved by the American Stock Exchange on March 3, 2004.

(d)  Not applicable.

(e)  Not applicable.




Item 7.  To Be Filed as Exhibits.




Exhibit No.              Description                                       Page
----------               -----------                                       ----
   1                Agreement of Reporting Persons to file joint             6
                    statement on Schedule 13D


                                   Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Date:  March 5, 2004


                                        STILLWATER LLC


                                        By:  /s/ Mortimer D.A. Sackler
                                           ---------------------------------
                                           Name:   Mortimer D.A. Sackler
                                           Title:  President


                                        GINOLA LIMITED


                                        By:  /s/ Johathan G. White
                                           ---------------------------------
                                           Name:   Jonathan G. White
                                           Title:  Director

                                                                      EXHIBIT 1


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CUSIP No. 29076N 10 7
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                             JOINT FILING AGREEMENT

                            Dated as of March 5, 2004

     This will confirm the agreement by and among all the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto (the "Schedule 13D") with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.001 per share, of eMagin Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"). Each of the undersigned persons hereby disclaims being a member of a group and also disclaims beneficial ownership of the securities in eMagin Corporation beneficially owned and/or held by the other person. The information set forth in the Schedule 13D shall not be deemed an admission by either of the undersigned persons that such person is a member of a group or that such person is the beneficial owner of securities beneficially owned and/or held by the other undersigned person for purposes of Sections 13(d) and 13(g) of the Act or any other purpose.

     This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of date first written above.



                                       STILLWATER LLC


                                       By:_____________________________
                                          Name:   Mortimer D.A. Sackler
                                          Title:  President


                                       GINOLA LIMITED


                                       By:_____________________________
                                          Name:   Jonathan G. White
                                          Title:  Director